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# Commonplace aerial mobility for people and cargo with revolutionary Fluidic Propulsive System

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jetoptera.com Edmonds WA

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OVERVIEW UPDATES 4 WHAT PEOPLE SAY 48 ASK QUESTION 21

## Highlights

1. Realizing the vision of a flying car and deploying capable drones, a $1.5 Trillion market by 2040
2. Prototypes flying today; safer, 30 dB quieter, twice as fast, energy agnostic compared to any VTOLs
3. The Fluidic Propulsive System is the quietest aviation propulsor ever; "sounds like wind, not like a machine"
4. Awarded 42 patents, more than 150 pending; extensive R&D with $7.8mm invested to date
5. Five contracts awarded from the US Air Force and US Army.

## Our Team



**Andrei Tristan Evulet** CEO/CTO/Co-Founder



Aerospace engineer, 15-year GE career in R&D and Technology, Technology Integration Manager for the record-shattering GE9X, the largest ever turbofan, main inventor with over 50 patents, PhD in Aerospace Engineering.

We think of a more detailed and mutually beneficial integration of the propulsor with the airframe. Our name reflects that approach. All other aircraft bolt conventional multi-blade propulsion systems onto the airframe with no synergy. FPS enables us to augment thrust and lift at the same time. It's revolutionary and the benefits are exceptional.



**Simina Farcasiu** CFO and Co-Founder

Entrepreneur in finance, software and energy, Chief Investment Officer, Belstar Management Company; CEO and Founder Lower48 Analytics, SAAS platform for upstream oil and gas investment management.



**Todd E Newton** Vice President of Business Development

Extensive 27-year experience in Aerospace Business Development, 26 years in USMC (Infantry) Pvt-LtCol; Manned & Unmanned Aircraft Systems, Sensors & Controls.

SEE MORE

# Pitch


JETOPTERA
Fluidic propulsion, capable drones, and aerial mobility
A revolution in the way we transport cargo and people
JETOPTERA
© 2021 JETOPTERA, U.S. and International Patents Pending
1


Jetoptera's Vision and Mission
Vision
Commonplace aerial mobility
Mission
Use Fluidic Propulsion and Lift Enhancement to create vertical and short takeoff and landing (V/STOL) quiet aircraft of unmatched speed, range, payload, and efficiency to transport cargo and people

# Team



Andrei Evulet
CEO/CTO

**PhD Aero,** Rutgers
BS UMIST, MS PIB
Manager at GE Aviation
**25-year experience** in
R&D and propulsion
**50+ patents**



Technology Maturation Leader
GE9X – world's largest jet engine



Denis Dancanet
Chairman/BOD

PhD CS, Carnegie Mellon
BS CS, BA Math UPenn
Partner quant hedge fund
MD at Morgan Stanley
Started new trading venture
**Private pilot**



Todd Newton
VP Business Dev

BA, Oregon State
**LtCol US Marine Corps**
Numerous deployments
**26-year experience** in
**Defense Aerospace**
Multiple roles



Simina Farcasiu
CFO

PhD London, AB Princeton
**Entrepreneur** finance
and energy fields
CIO, PM hedge fund
MD Bear Stearns, Merrill Lynch
Quant finance experience

# Problem: Where Is the Flying Car?


➢ Vertical takeoff
➢ Rapid transport
➢ Cargo and people
➢ Good payload/range
➢ Quiet and efficient

# Legacy Approaches


Fuel
Electric/hybrid
Propeller
Jet

- **Helicopter**
  Slow, big footprint, loud, complex, expensive
- **Tiltrotor**
  Huge footprint, loud, very complex, very expensive
- **Harrier**
  Extremely loud, complex, expensive and hot exhaust
- **eVTOL**
  Slow, big footprint, complex, low battery energy density

**Is this our only, noisy choice?**


or

# Solution: Fluidic Propulsion


Scalable, vectoring
distributed propulsion
Powerful thrust

**Jetoptera has succeeded in making fluidic propulsion work in aviation. Patented and demonstrated in flight**



Our thrusters can take on any shape


augmentation
Lift augmenting
integrated airframe


Even blended or retractable into wing to
enhance lift or lower drag

# Fluidic Propulsive System™

- Proprietary internal geometry (42 awarded, 158 pending)
- Demonstrated > 2.0 augmentation ratio
- Demonstrated > 10:1 entrainment


Fluid source
gas turbine or
compressed air
Exhaust
Ambient air
10:1 ratio or higher
vectoring
rear thrusters
vectoring front
thrusters
Recuperated turbo-compressor

- Distributed propulsion
- No propellers
- Lower exit velocity
- Much reduced noise
- Reduced heat signature
- Reduced EMI

**Specific Fuel Consumption target < 0.4 kg/kWh similar to piston engines without the noise**

# Lift Enhancement

**FPS enables tilt-wing VTOL and extreme STOL solutions – lift augmentation up to 2.5x thrust**





- Non-round shape, conformation with wing, Boundary Layer Ingestion + Blown Jet Surface combine to **lift coefficients of over 6.0** ($C_l$)
- Unlike propellers, unidirectional efflux is efficient
- Deploy on upper surface of airfoil reduces noise
- Faster exhaust jet increases augmentation

- Combination of thrust and lift enables VTOL
- Large amount of lift enables large payloads at expense of bigger wingspan, as well as extreme STOL (40 ft ground roll)
- At higher speeds potential to lower Drag via retractable FPS

# FPS = Fluidic Propulsive *Silent*

*""It is important to note that your device (FPS), as comprised so far, will not sound like a machine. It will sound more like wind!"*

*Dr. Robert Dougherty, AIAA Aeroacoustics 2020 Prize Awardee*

FPS™ -- Extremely Quiet without Compromising Speed


... even at 2x the speed of the legacy
aircraft & has total advantage over
any prop...and staying efficient


Frequency in Hertz

- **noise from a rotary wing or propeller plane dominated by the blade movement**
- Electric, piston and turbine driven propellers make similar noise and have **tones that cannot be eliminated**
- A "silenced" propeller has **a compromised efficiency** by deliberately **slowing down** its rotation speed and inherently the aircraft speed – and **still is much noisier**

- **FPS has no tones**
- **It really sounds like the wind**
- Aeroacoustics data proven 20-35 dBA lower than the quietest propeller ever devised
- 40-50 dBA lower than the quietest helicopter
- Any FPS will not be heard 200 ft above a city like LA or NYC, nor over a quiet rural neighborhood

# A New Way of Doing VTOL

**Thrust + Lift Augmentation**
Never been combined before

**Fluidic Blown Wing**
Make wing work on vertical takeoff

**Simple**
Single system for VTOL and forward flight with no propellers

**Distributed Propulsion**
Better coverage for higher portion of upper wing

**Multiple Configurations**
Very compact, high L/D



**Fast**
Speeds 200 – 400+ kn; retract thrusters at higher speeds

**Recuperated Turbine**
Piston-level SFC at fraction of weight

**Low Noise**
Significantly quieter than helicopters or turbofans. Expect <50 dBA @ 400 ft

**Reliable**
Well understood, dependable, easy to certify gas turbine

**Lower Cost**
Both to acquire and maintain

**Fuel Agnostic**
Easily convert to hybrid or all electric

# Proven Solution

**We have demonstrated Fluidic Propulsion in static, wind tunnel, and flight tests**



# Why Now?

**Coandă effect** (1910)
Tendency of a fluid jet to stay attached to a convex surface and entrain additional fluid



Known for 100 years

**Bladeless fan** (pat. 1981)
Uses Coandă effect to create lower pressure area and mix entrained air



Gives entrainment but little thrust or speed



**Rockwell XFV-12** (1970s)
Attempted to use Coandă ejectors for vertical flight only



**Boeing YC-14** (1970s)
Used Coandă effect for blown flaps, Bounday Layer Control



**BAE Demon** (2010)
Uses Coandă effect for flapless flight

Many uses in aviation over the years, especially for lift enhancement. Failure of Rockwell VTOL attempt resulted in multi-decade loss of interest

**Holistic focus + innovation + enabling technology**

- Focus on designing single system for vertical and horizontal flight; integrate propulsion and airframe
- Design a better ejector to increase thrust augmentation
- Integrate airframe and propulsion in novel ways to increase lift enhancement
- Rise of computer technology for simulation (CFD) and 3D printing (rapid prototyping)

# Products

**VTOL**

**J-300/500**



Payload: 50/200 lbs
Range: 500 mi
Speed: 200 mph

**J-1000**



Payload: 200/400 lbs
Range: 600/300 mi
Speed: 200 mph

**J-2000/4000**



Payload: 450/1100 lbs
Range: 500 mi
Speed: 200 mph

**High-speed**



Payload: 450-1100 lbs
Range: 900+ mi
Speed: 400+ mph

**STOL**

**Solutions for STOL aircraft: FPS + USB for up to 10,000 lbs**



Payload: 500 lbs
Range: 250 mi



Payload: 200 lbs
Range: 500 mi



Payload: 1,100 lbs
Range: 1,100 mi



Payload: 2,000 lbs
Range: 1,200 mi

**Licensing**



License or sell Fluidic Propulsive System for VTOL,

| | | | | | |
|---|---|---|---|---|---|
| Speed: 30 mph Exclusivity FFW | Speed: 200 mph | Speed: 200 mph | Speed: 200 mph | | STOL, conventional uses |

# Market and Customers


$150bn
Urban Air Mobility
Intra city, air taxi
Low cost per mile
1,000,000
$110bn
General Aviation
Helicopter replacement
City to city
10,000
$80bn
Commercial Unmanned
International
Emergency
Surveying
Logistics
1,000
$70bn
Military
SAR
ISR
Logistics
100
Customers

Source: Five-year cumulative total addressable market estimates based on data from Goldman Sachs Drone Report, ATA Freight Transportation Forecast, General Aviation Manufacturers Association, Morgan Stanley

# Timeline and Financials*


J-55
Flight demo
Partnerships
Honeywell
NAVSEA
Military revenues
PP-FPS
STTR/SBIR
Military & Commercial revenues
Civilian Cargo 500
Hedwig-500
Test larger engines
$300mm+ in revenue projected in 3 years
Manned prototype
J-4000 manned prototype
Manned certification
J-4000
2018-2020
2021
2022
2023
...
2026

* These are forward looking projections and are not guaranteed.

# Traction

- Won three military contracts plus two 2021 SBIR notices of award – completed a US Army Aerial Delivery Directorate and 2 USAF STTR Agility Prime VTOL;
- Invitation for VTOL demonstration at NEOM
- Cooperative Research and Development Agreement with US Navy
- Partnerships with GE Aviation, Honeywell
- Finalists in the AUVSI Xponential Startup Showdown, Starburst Accelerator and featured in the Dubai Airshow
- Selected by the U.S. Air Force for the High-Speed Vertical Take-Off and Landing (HSVTOL) Concept Showcase
- Awarded 42 patents, 158 pending

U.S. AIR FORCE · U.S.ARMY · NEOM نيوم · Honeywell

## The future of air mobility needs a new propulsion system. Help us deliver it.

info@jetoptera.com




JETOPTERA
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JETOPTERA
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